A. ANDREW GIANIODIS
CERTIFIED PUBLIC ACCOUNTANT

PARLAY INC.

FEBRUARY 24, 2020

FINANCIAL STATEMENTS

279 Niagara Falls Blvd. Amherst, New York 14226 716 – 510-6068

PARLAY INC.

Table of Contents

A. ANDREW GIANIODIS
CERTIFIED PUBLIC ACCOUNTANT

April 14, 2020

INDEPENDENT AUDITORS' REPORT

Board of Directors and Shareholders
Parlay Inc.:

REPORT ON FINANCIAL STATEMENTS

I have audited the accompanying balance sheet of Parlay Inc. as of February 24, 2020 and the related statements of operations, changes in owner's equity and cash flows for the period February 3 through February 24, 2020, and the related notes to the financial statements (collectively, the financial statements).

MANAGEMENT'S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

Management is responsible for the preparation and fair presentation of these financial statements in accordance with principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

AUDITOR'S RESPONSIBILITY

My responsibility is to express an opinion on these financial statements based on my audits. I conducted my audits in accordance with generally accepted auditing standards as accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit includes performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of risks of material misstatements of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I express no such opinion.

279 Niagara Falls Blvd. Amherst, New York 14226 716 – 510-6068

An audit also includes evaluating appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my audit opinion.

OPINION

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Parlay Inc. as of February 24, 2020 and the results of operations and its cash flows for the period then ended in conformity with accounting principles generally accepted in the United States of America.

A. Andrew Gianiodis

Certified Public Accountant

279 Niagara Falls Blvd. Amherst, New York 14226 716 – 510-6068

Parlay Inc.

Balance Sheet
February 24, 2020

ASSETS

CURRENT ASSETS		
Cash	$	152,537
TOTAL CURRENT ASSETS		152,537
OTHER ASSETS		
Organization Costs		-
Software		-
Accumulated Amortization		-
		-
TOTAL ASSETS	$	152,537

LIABILITIES & STOCKHOLDERS' EQUITY

CURRENT LIABILITIES		
Franchise deposit	$	-
TOTAL CURRENT LIABILITIES		-
TOTAL LIABILITIES		-
OWNERS' EQUITY		
Common stock		152,537
Retained Earnings		-
MEMBERS EQUITY		152,537
TOTAL LIABILITIES & MEMBERS EQUITY	$	152,537

See accompanying notes

Parlay Inc.

Statement of Operations
Period February 3 through 24, 2020

Revenues		
Franchise fees	$	-
Royalties		-
Total revenue		-
Product, sales less cost		-
Gross margin		-
Operating Expenses		
Advertising and marketing		-
Bank charges		-
Professional fees		-
		-
		-
Net Income	$	-

See accompanying notes

Parlay Inc.

Statement of Changes in Owners' Equity
Period February 3 through 24, 2020

	Common Stock	Retained Earnings	Total Equity
Equity at February 3, 2020	$ -	$ -	$ -
Capital infusion	152,537	-	152,537
Net Income	-	-	-
Equity at February 24, 2020	$ 152,537	$ -	$ 152,537

See accompanying notes

Parlay Inc.

Statement of Cash Flows
Period February 3 through 24, 2020

Cash flows from operating activities:	
Net Income	$ -
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation	-
Changes in assets and liabilities	
Current assets	-
Current liabilities	-
Net cash provided by operating activities	-
Cash flows from investing activities:	
Proceeds from Line of Credit	-
Net cash provided by investing activities	-
Cash flows from financing activities:	
Capital infusion	152,537
Distributions	-
Net cash provided by investing activities	152,537
Net change in cash	152,537
Cash - beginning of year	-
Cash - end of year	$ 152,537

See accompanying notes

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION AND NATURE OF BUSINESS

Parlay Inc. (the “Company") was incorporated in the State of California on February 3, 2020. The Company was established to offer prospective owners a coffee house concept to qualified franchisees.

.USE OF ESTIMATES

The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements,

ACCOUNTS RECEIVABLE AND ALLOWANCE FOR DOUBTFUL ACCOUNTS

Accounts receivable for royalties, franchise fees and other income due are recorded at the amount the Company expects to collect on balances outstanding at the end of the year. Management closely monitors outstanding balances and provides for estimates of uncollectible balances in an allowance for doubtful accounts.

REVENUE RECOGNITION

Initial franchise fees will be recorded as income when the company provides substantially all the initial services agreed upon in the franchise agreement or when the franchise has commenced operations, whichever comes first. If the fee is received over a period of time and the Company has no reasonable basis for estimating the collectability of the fee, the Company will use the installment method of recognition of the initial fee as revenue. Monthly royalty fees will be recognized when reported by the franchisee.

COMPANY INCOME TAXES

The Company, with the consent of its stockholder, has elected to be treated as a C-Corporation. Federal income tax is calculated using rates as provided by the Internal Revenue Service. The Company reports taxes due in the current period only. Tax deferrals, if any, are immaterial. The Company has Net Operating Loss carryforwards to reduce current and future taxable income.

NOTE 2 DISCLOSURE ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company estimates that the fair value of all financial instruments at February 24, 2020, as defined in FASB 107, does not differ materially from the aggregate carrying values of its financial instruments recorded in the accompanying balance sheet. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. Considerable judgment is required in interpreting market data to develop the estimates of fair value, and accordingly, the estimates are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

NOTE 3 SUBSEQUENT EVENTS

Subsequent events have been evaluated through April 14, 2020, the date that the financial statements were available to be issued.

A. ANDREW GIANIODIS
CERTIFIED PUBLIC ACCOUNTANT

CONSENT OF THE INDEPENDENT AUDITOR

Ladies and Gentlemen:

A. Andrew Gianiodis, CPA hereby consent to the use in the Franchise Disclosure Document issued by Parlay Inc. ("Franchisor") on April 15, 2020, as it may be amended, of our report dated April 14, 2020, the financial statements of Franchisor for the period ending February 24, 2020.

A. Andrew Gianiodis, CPA

279 Niagara Falls Blvd. Amherst, New York 14226 716 – 510-6068